Registration No.  333-76418
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 598

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on February 28, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


            The Dow(sm) Target 5 Portfolio, March 2002 Series
           The Dow(sm) Target 10 Portfolio, March 2002 Series
          The Nasdaq(R) Target 15 Portfolio, March 2002 Series
             The S&P Target 24 Portfolio, March 2002 Series
              The Dow(sm) Dividend And Repurchase Target 10
                      Portfolio, March 2002 Series
          Value Line(R) Target 25 Portfolio, March 2002 Series

                                 FT 598

FT 598 is a series of a unit investment trust, the FT Series. FT 598 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


            The date of this prospectus is February 28, 2002

                        Table of Contents

Summary of Essential Information                           3
Fee Table                                                  5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  10
The FT Series                                             17
Portfolios                                                17
Risk Factors                                              20
Hypothetical Performance Information                      22
Public Offering                                           24
Distribution of Units                                     26
The Sponsor's Profits                                     27
The Secondary Market                                      27
How We Purchase Units                                     27
Expenses and Charges                                      27
Tax Status                                                28
Retirement Plans                                          30
Rights of Unit Holders                                    30
Income and Capital Distributions                          31
Redeeming Your Units                                      31
Investing in a New Trust                                  32
Removing Securities from a Trust                          33
Amending or Terminating the Indenture                     33
Information on the Sponsor, Trustee and Evaluator         34
Other Information                                         35

                         Summary of Essential Information

                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                 The Dow(sm)         The Dow(sm)         The Nasdaq(R)
                                                                 Target 5 Portfolio  Target 10 Portfolio Target 15 Portfolio
                                                                 March               March               March
                                                                 2002 Series         2002 Series         2002 Series
                                                                 ____________        ____________        ____________
Initial Number of Units (1)                                           15,001             15,000              14,998
Fractional Undivided Interest in the Trust per Unit (1)             1/15,001           1/15,000            1/14,998
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $    9.900         $    9.900          $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price
      per Unit (2.980% of the net amount invested, exclusive of
      the deferred sales charge and creation and development      $     .295         $     .295          $     .295
fee) (3)
   Less Deferred Sales Charge per Unit                            $    (.170)        $    (.170)         $    (.170)
   Less Creation and Development Fee per Unit                     $    (.025)        $    (.025)         $    (.025)
Public Offering Price per Unit (4)                                $   10.000         $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $    9.730         $    9.730          $    9.730
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)             $    9.730         $    9.730          $    9.730
Estimated Net Annual Distribution per Unit (6)                    $     .268         $     .279          $     N.A.
Cash CUSIP Number                                                 30266S 799         30266S 831          30266U 349
Reinvestment CUSIP Number                                         30266S 807         30266S 849          30266U 356
Fee Accounts Cash CUSIP Number                                    30266S 815         30266S 856          30266U 364
Fee Accounts Reinvestment CUSIP Number                            30266S 823         30266S 864          30266U 372
Security Code                                                          62043              62047               62059
Ticker Symbol                                                         FDTFMX             FDTTMX              FNQTMX

First Settlement Date                                 March 5, 2002
Mandatory Termination Date (7)                        March 31, 2003
Rollover Notification Date                            March 1, 2003
Special Redemption and Liquidation Period             March 14, 2003 to March 31, 2003
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2002.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2002.

_____________

See "Notes to Summary of Essential Information" on page 4.

                       Summary of Essential Information

                                 FT 598


 At the Opening of Business on the Initial Date of Deposit-February 28,
                                  2002


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                  The S&P             The Dow(sm)         Value Line(R)
                                                                  Target 24 Portfolio DART 10 Portfolio   Target 25 Portfolio
                                                                  March               March               March
                                                                  2002 Series         2002 Series         2002 Series
                                                                  ____________        ____________        ____________
Initial Number of Units (1)                                           15,002              15,002              15,011
Fractional Undivided Interest in the Trust per Unit (1)             1/15,002            1/15,002            1/15,011
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $    9.900          $    9.900             $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price
      per Unit (2.980% of the net amount invested, exclusive of
      the deferred sales charge and creation and development      $     .295          $     .295          $     .295
fee) (3)
   Less Deferred Sales Charge per Unit                            $    (.170)         $    (.170)         $    (.170)
   Less Creation and Development Fee per Unit                     $    (.025)         $    (.025)         $    (.025)
Public Offering Price per Unit (4)                                $   10.000          $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $    9.730          $    9.730          $    9.730
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)             $    9.730          $    9.730          $    9.730
Estimated Net Annual Distribution per Unit (6)                    $     N.A.          $     .262          $     N.A.
Cash CUSIP Number                                                 30266U 109          30266U 141          30266U 380
Reinvestment CUSIP Number                                         30266U 117          30266U 158          30266U 398
Fee Accounts Cash CUSIP Number                                    30266U 125          30266U 166          30266U 406
Fee Accounts Reinvestment CUSIP Number                            30266U 133          30266U 174          30266U 414
Security Code                                                          62051               62055               62063
Ticker Symbol                                                         FSPTMX              FDDRMX              FVALMX

First Settlement Date                                 March 5, 2002
Mandatory Termination Date (7)                        March 31, 2003
Rollover Notification Date                            March 1, 2003
Special Redemption and Liquidation Period             March 14, 2003 to March 31, 2003
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2002.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on March 1, 2002, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Nasdaq(R) Target 15 Portfolio, The S&P Target 24 Portfolio or the Value Line(R) Target 25 Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                          The Dow(sm)            The Dow(sm)                 The Nasdaq (R)
                                                          Target 5 Portfolio     Target 10 Portfolio         Target 15 Portfolio
                                                          March 2002 Series      March 2002 Series           March 2002 Series
                                                          __________________     ____________________        ___________________
                                                                    Amount                    Amount                    Amount
                                                                    per Unit                  per Unit                  per Unit
                                                                    ______                    ______                    ________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                      1.00%(a)  $.100        1.00%(a)     $.100          1.00%(a)   $.100
Deferred sales charge                                     1.70%(b)  $.170        1.70%(b)     $.170          1.70%(b)   $.170
Creation and development fee                              0.25%(c)  $.025        0.25%(c)     $.025          0.25%(c)   $.025
                                                          ______    ______       ______       ______         ______     ______
Maximum Sales Charge
(including creation and development fee)                  2.95%     $.295        2.95%        $.295          2.95%      $.295
                                                          ======    ======       ======       ======         ======     ======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                              .225%(d)  $.0225       .225%(d)     $.0225         .250%(d)   $.0250
                                                          ======    ======       ======       ======         ======     ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                    .060%     $.0060       .060%        $.0060         .060%      $.0060
Trustee's fee and other operating expenses                .107%(f)  $.0107       .107%(f)     $.0107         .127%(f)   $.0127
                                                          ______    ______       ______       ______         ______     ______
Total                                                     .167%     $.0167       .167%        $.0167         .187%      $.0187
                                                          ======    ======       ======       ======         ======     ======

                                                          The S&P                 The Dow(sm)                 Value Line (R)
                                                          Target 24 Portfolio     DART 10 Portfolio           Target 25 Portfolio
                                                          March 2002 Series       March 2002 Series           March 2002 Series
                                                          ___________________     ___________________         ___________________
                                                                     Amount                   Amount                    Amount
                                                                     per Unit                 per Unit                  per Unit
                                                                     ______                   ______                    ______
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                      1.00%(a)   $.100        1.00%(a)    $.100          1.00%(a)   $.100
Deferred sales charge                                     1.70%(b)   $.170        1.70%(b)    $.170          1.70%(b)   $.170
Creation and development fee                              0.25%(c)   $.025        0.25%(c)    $.025          0.25%(c)   $.025
                                                          ______     ______       ______      ______         ______     ______
Maximum Sales Charge
(including creation and development fee)                  2.95%      $.295        2.95%       $.295          2.95%      $.295
                                                          ======     ======       ======      ======         ======     ======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                              .250%(d)   $.0250       .250%(d)    $.0250         .250%(d)   $.0250
                                                          ======     ======       ======      ======         ======     ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                    .060%      $.0060       .060%       $.0060         .060%      $.0060
Trustee's fee and other operating expenses                .137%(f)   $.0137       .107%(f)    $.0107         .188%(f)   $.0187
                                                          ______     ______       ______      ______         ______     ______
Total                                                     .197%      $.0197       .167%       $.0167         .248%      $.0247
                                                          ======     ======       ======      ======         ======     ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years    5 Years    10 Years
                                                          ______     _______    _______    ________
The Dow(sm) Target 5 Portfolio, March 2002 Series         $334       $817       $1,325     $2,719
The Dow(sm) Target 10 Portfolio, March 2002 Series         334        817        1,325      2,719
The Nasdaq(R) Target 15 Portfolio, March 2002 Series       339        830        1,348      2,764
The S&P Target 24 Portfolio, March 2002 Series             340        833        1,353      2,774
The Dow(sm) DART 10 Portfolio, March 2002 Series           337        824        1,338      2,744
Value Line(R) Target 25 Portfolio, March 2002 Series       345        848        1,378      2,825

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.170 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 19, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.025 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.25%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.25%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 598


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 598, comprising The Dow (sm) Target 5 Portfolio, March 2002 Series; The Dow (sm) Target 10 Portfolio, March 2002 Series; The Nasdaq(R) Target 15 Portfolio, March 2002 Series; The S&P Target 24 Portfolio, March 2002 Series; The Dow(sm) Dividend And Repurchase Target 10 Portfolio, March 2002 Series; and Value Line(R) Target 25 Portfolio, March 2002 Series (the "Trusts"), as of the opening of business on February 28, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on February 28, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 598, comprising The Dow (sm) Target 5 Portfolio, March 2002 Series; The Dow
(sm) Target 10 Portfolio, March 2002 Series; The Nasdaq(R) Target 15 Portfolio, March 2002 Series; The S&P Target 24 Portfolio, March 2002 Series; The Dow(sm) Dividend And Repurchase Target 10 Portfolio, March 2002 Series; and Value Line(R) Target 25 Portfolio, March 2002 Series, at the opening of business on February 28, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
February 28, 2002

                           Statements of Net Assets

                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                   The Dow(sm)         The Dow(sm)         The Nasdaq(R)
                                                                   Target 5 Portfolio  Target 10 Portfolio Target 15 Portfolio
                                                                   March               March               March
                                                                   2002 Series         2002 Series         2002 Series
                                                                   _____________       ____________        ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,511            $148,504            $148,475
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (338)               (338)               (375)
Less liability for deferred sales charge (4)                         (2,550)             (2,550)             (2,550)
Less liability for creation and development fee (5)                    (375)               (375)               (375)
                                                                   _________           _________           _________
Net assets                                                         $145,248            $145,241            $145,175
                                                                   =========           =========           =========
Units outstanding                                                    15,001              15,000              14,998

ANALYSIS OF NET ASSETS
Cost to investors (6)                                              $150,011            $150,004            $149,974
Less maximum sales charge (6)                                        (4,425)             (4,425)             (4,424)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (338)               (338)               (375)
                                                                   _________           _________           _________
Net assets                                                         $145,248            $145,241            $145,175
                                                                   =========           =========           =========

______________

See Notes to Statements of Net Assets on page 9.

                          Statements of Net Assets

                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                   The S&P             The Dow             Value Line(R)
                                                                   Target 24 Portfolio DART 10 Portfolio   Target 25 Portfolio
                                                                   March               March               March
                                                                   2002 Series         2002 Series         2002 Series
                                                                   ____________        ____________        ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,523            $148,523            $148,609
Less liability for reimbursement to Sponsor for organization           (375)               (375)               (375)
costs (3)
Less liability for deferred sales charge (4)                         (2,550)             (2,550)             (2,552)
Less liability for creation and development fee (5)                    (375)               (375)               (375)
                                                                   _________           _________           _________
Net assets                                                         $145,223            $145,223            $145,307
                                                                   =========           =========           =========
Units outstanding                                                    15,002              15,002              15,011

ANALYSIS OF NET ASSETS
Cost to investors (6)                                              $150,024            $150,024            $150,110
Less maximum sales charge (6)                                        (4,426)             (4,426)             (4,428)
Less estimated reimbursement to Sponsor for organization costs (3)     (375)               (375)               (375)
                                                                   _________           _________           _________
Net assets                                                         $145,223            $145,223            $145,307
                                                                   =========           =========           =========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $1,200,000 will be allocated among the six Trusts in FT 598, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225, $.0225; $.0250, $.0250; $.0250 and $.0250 per Unit for The Dow(sm)
Target 5 Portfolio, March 2002 Series; The Dow(sm) Target 10 Portfolio, March 2002 Series; The Nasdaq(R) Target 15 Portfolio, March 2002 Series; The S&P Target 24 Portfolio, March 2002 Series; The Dow(sm) DART 10 Portfolio, March 2002 Series; and the Value Line(R) Target 25 Portfolio, March 2002 Series, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.170 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on April 19, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2002. If Unit holders redeem Units before June 20, 2002, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                        Schedule of Investments

            The Dow(sm) Target 5 Portfolio, March 2002 Series
                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                       Percentage       Market
Number                                                                 of Aggregate     Value       Cost of        Current
of        Ticker Symbol and Name of                                    Offering         per         Securities to  Dividend
Shares    Issuer of Securities (1)                                     Price            Share       the Trust (2)  Yield (3)
______    _______________________________                              ____________     _________   _____________  _________
  938     EK       Eastman Kodak Company                                20%             $31.660     $ 29,697       5.69%
  726     XOM      Exxon Mobil Corporation                              20%              40.920       29,708       2.25%
  672     IP       International Paper Company                          20%              44.170       29,682       2.26%
1,026     JPM      J.P. Morgan Chase & Co. (4)                          20%              28.960       29,713       4.70%
  786     SBC      SBC Communications Inc.                              20%              37.800       29,711       2.71%
                                                                       _____                       ________
                        Total Investments                              100%                        $148,511
                                                                       =====                       ========

_____________

See "Notes to Schedules of Investments" on page 16.

                             Schedule of Investments

           The Dow(sm) Target 10 Portfolio, March 2002 Series
                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                        Percentage      Market
Number                                                                  of Aggregate    Value       Cost of        Current
of         Ticker Symbol and Name of                                    Offering        per         Securities to  Dividend
Shares     Issuer of Securities (1)                                     Price           Share       the Trust (2)  Yield (3)
______     _______________________________                              _________       _______     _________      _________
266        CAT      Caterpillar Inc.                                     10%            $55.900     $ 14,869       2.50%
315        DD       E.I. du Pont de Nemours and Company                  10%             47.100       14,836       2.97%
469        EK       Eastman Kodak Company                                10%             31.660       14,849       5.69%
363        XOM      Exxon Mobil Corporation                              10%             40.920       14,854       2.25%
276        GM       General Motors Corporation                           10%             53.770       14,841       3.72%
336        IP       International Paper Company                          10%             44.170       14,841       2.26%
244        MRK      Merck & Co., Inc.                                    10%             60.880       14,855       2.30%
513        JPM      J.P. Morgan Chase & Co. (4)                          10%             28.960       14,856       4.70%
284        MO       Philip Morris Companies Inc.                         10%             52.280       14,848       4.44%
393        SBC      SBC Communications Inc.                              10%             37.800       14,855       2.71%
                                                                       _______                      ________
                         Total Investments                              100%                        $148,504
                                                                       =======                      ========

_____________

See "Notes to Schedules of Investments" on page 16.

                    Schedule of Investments

          The Nasdaq(R) Target 15 Portfolio, March 2002 Series
                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                                     Percentage
Number                                                                               of Aggregate   Market      Cost of
of         Ticker Symbol and                                                         Offering       Value per   Securities to
Shares     Name of Issuer of Securities (1)                                          Price          Share       the Trust (2)
______     _______________________________________                                   ___________    ________    _____________
  122      APOL      Apollo Group, Inc. (Class A)                                      3.95%        $48.030     $  5,860
  298      BBBY      Bed Bath & Beyond Inc.                                            6.83%         34.030       10,141
   89      CDWC      CDW Computer Centers, Inc.                                        3.14%         52.340        4,658
  173      CTAS      Cintas Corporation                                                5.16%         44.290        7,662
  389      CPWR      Compuware Corporation                                             3.05%         11.640        4,528
  479      COST      Costco Wholesale Corporation                                     13.61%         42.190       20,209
  196      KLAC      KLA-Tencor Corporation                                            7.77%         58.860       11,536
  134      MCHP      Microchip Technology Incorporated                                 3.11%         34.460        4,618
  154      NVDA      NVIDIA Corporation                                                5.51%         53.150        8,185
2,267      ORCL      Oracle Corporation                                               24.99%         16.370       37,111
   78      PCAR      PACCAR Inc.                                                       3.79%         72.190        5,631
  104      QLGC      QLogic Corporation                                                2.74%         39.100        4,066
  390      SBUX      Starbucks Corporation                                             5.90%         22.440        8,752
  142      SYMC      Symantec Corporation                                              3.46%         36.180        5,137
  348      USAI      USA Networks, Inc.                                                6.99%         29.830       10,381
                                                                                     _______                    ________
                          Total Investments                                          100.00%                    $148,475
                                                                                     =======                    ========

______________

See "Notes to Schedules of Investments" on page 16.

                      Schedule of Investments

             The S&P Target 24 Portfolio, March 2002 Series
                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                                Percentage
Number                                                                          of Aggregate    Market      Cost of
of          Ticker Symbol and                                                   Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)                                    Price           Share       the Trust (2)
______      ________________________                                            ___________     ________    __________
 16         AT       ALLTEL Corporation                                           0.60%         $ 55.890    $    894
321         ADBE     Adobe Systems Incorporated                                   8.06%           37.290      11,970
 72         ADSK     Autodesk, Inc.                                               2.18%           44.940       3,236
101         AZO      AutoZone, Inc.                                               4.56%           67.000       6,767
120         AVP      Avon Products, Inc.                                          4.08%           50.550       6,066
 32         BMET     Biomet, Inc.                                                 0.67%           31.020         993
  7         CTL      CenturyTel, Inc.                                             0.15%           32.400         227
178         CTAS     Cintas Corporation                                           5.31%           44.290       7,883
106         DRI      Darden Restaurants, Inc.                                     3.04%           42.540       4,509
 70         DLX      Deluxe Corporation                                           2.25%           47.730       3,341
183         GPC      Genuine Parts Company                                        4.52%           36.680       6,712
360         JNJ      Johnson & Johnson                                           14.60%           60.230      21,683
195         MCO      Moody's Corporation                                          4.87%           37.060       7,227
204         NVDA     NVIDIA Corporation                                           7.30%           53.150      10,842
 30         P        Phillips Petroleum Company                                   1.17%           58.100       1,743
226         PCL      Plum Creek Timber Company, Inc.                              4.72%           31.000       7,006
 91         PGR      The Progressive Corporation                                  9.62%          157.020      14,289
168         RD       Royal Dutch Petroleum Company (5)                            5.81%           51.410       8,637
175         SBC      SBC Communications Inc.                                      4.45%           37.800       6,615
  6         SUN      Sunoco, Inc.                                                 0.16%           39.360         236
231         TJX      The TJX Companies, Inc.                                      5.82%           37.450       8,651
 85         UST      UST Inc.                                                     1.99%           34.740       2,953
 94         WWY      Wm. Wrigley Jr. Company                                      3.51%           55.500       5,217
 23         ZMH      Zimmer Holdings, Inc.                                        0.56%           35.900         826
                                                                                _______                     ________
                          Total Investments                                     100.00%                     $148,523
                                                                                =======                     ========

___________

See "Notes to Schedules of Investments" on page 16.

                         Schedule of Investments

The Dow(sm) Dividend And Repurchase Target 10 Portfolio, March 2002 Series
                                 FT 598


                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
 Shares    Name of Issuer of Securities (1)                                Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         ___________   ________    _____________  ______
392        AA        Alcoa Inc.                                              10%         $37.850     $ 14,837       1.59%
324        BA        The Boeing Company                                      10%          45.900       14,872       1.48%
612        DIS       The Walt Disney Company                                 10%          24.250       14,841       0.87%
469        EK        Eastman Kodak Company                                   10%          31.660       14,849       5.69%
276        GM        General Motors Corporation                              10%          53.770       14,841       3.72%
152        IBM       International Business Machines Corporation             10%          97.830       14,870       0.57%
244        MRK       Merck & Co., Inc.                                       10%          60.880       14,855       2.30%
513        JPM       J.P. Morgan Chase & Co. (4)                             10%          28.960       14,856       4.70%
284        MO        Philip Morris Companies Inc.                            10%          52.280       14,847       4.44%
393        SBC       SBC Communications Inc.                                 10%          37.800       14,855       2.71%
                                                                           _____                     ________
                          Total Investments                                 100%                     $148,523
                                                                           =====                     ========

___________

See "Notes to Schedules of Investments" on page 16.

                        Schedule of Investments

          Value Line(R) Target 25 Portfolio, March 2002 Series
                                 FT 598

                    At the Opening of Business on the
                Initial Date of Deposit-February 28, 2002


                                                                                    Percentage
Number                                                                              of Aggregate   Market        Cost of
of          Ticker Symbol and                                                       Offering       Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price          Share         the Trust (2)
______      _______________________________________                                 _________      _________     _________
 26         AMWD        American Woodmark Corporation                                 1.17%        $ 66.930      $  1,740
376         AZO         AutoZone, Inc.                                               16.95%          67.000        25,192
 30         BZH         Beazer Homes USA, Inc.                                        1.81%          89.900         2,697
138         CHS         Chico's FAS, Inc.                                             3.11%          33.500         4,623
 30         CUB         Cubic Corporation                                             1.11%          55.200         1,656
 85         FRED        Fred's, Inc.                                                  1.85%          32.430         2,757
131         GAP         The Great Atlantic & Pacific Tea Company, Inc.                2.43%          27.500         3,602
 87         HKF         Hancock Fabrics, Inc.                                         1.01%          17.250         1,501
327         DHI         D.R. Horton, Inc.                                             8.69%          39.510        12,920
 76         HOV         Hovnanian Enterprises, Inc. (Class A)                         1.30%          25.350         1,927
463         IKN         IKON Office Solutions, Inc.                                   4.25%          13.640         6,315
 66         KRON        Kronos Incorporated                                           2.14%          48.140         3,177
101         LE          Lands' End, Inc.                                              3.39%          49.800         5,030
235         MIK         Michaels Stores, Inc.                                         4.74%          29.990         7,048
182         MHK         Mohawk Industries, Inc.                                       7.62%          62.250        11,329
508         NVDA        NVIDIA Corporation                                           18.17%          53.150        27,000
 26         NVR         NVR, Inc.                                                     4.95%         283.040         7,359
177         PBY         The Pep Boys-Manny, Moe & Jack                                1.70%          14.290         2,529
308         PIR         Pier 1 Imports, Inc.                                          4.14%          19.960         6,148
143         RGIS        Regis Corporation                                             2.51%          26.050         3,725
 78         RKT         Rock-Tenn Company (Class A)                                   1.02%          19.460         1,518
 45         RYL         The Ryland Group, Inc.                                        2.71%          89.500         4,027
 63         URBN        Urban Outfitters, Inc.                                        1.01%          23.780         1,498
 72         WMAR        West Marine, Inc.                                             1.01%          20.760         1,495
 55         WTSLA       The Wet Seal, Inc. (Class A)                                  1.21%          32.650         1,796
                                                                                    _______                      ________
                                Total Investments                                   100.00%                      $148,609
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 16.

Page 15


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on February 28, 2002. Each Trust has a Mandatory Termination Date of March 31, 2003.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on February 28, 2002, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                              Cost of
                                                              Securities   Profit
                                                              to Sponsor   (Loss)
                                                              ___________  ______
The Dow(sm) Target 5 Portfolio, March 2002 Series             $149,539     $(1,028)
The Dow(sm) Target 10 Portfolio, March 2002 Series             149,089        (585)
The Nasdaq(R) Target 15 Portfolio, March 2002 Series           149,009        (534)
The S&P Target 24 Portfolio, March 2002 Series                 148,801        (278)
The Dow(sm) DART 10 Portfolio, March 2002 Series               148,402         121
Value Line(R) Target 25 Portfolio, March 2002 Series           148,635         (26)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 598, consists of six separate portfolios set forth below:

- The Dow(sm) Target 5 Portfolio
- The Dow(sm) Target 10 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- The S&P Target 24 Portfolio
- The Dow(sm) DART 10 Portfolio
- Value Line(R) Target 25 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Dividend Yield Strategies.

The Dow(sm) Target 5 Strategy and the Dow(sm) Target 10 Strategy invest in stocks with high dividend yields. By selecting stocks with the highest dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of these Trusts, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Portfolio seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Dow(sm) Target 5 Portfolio Strategy.

The Dow(sm) Target 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


The Dow(sm) Target 10 Portfolio Strategy.

The Dow(sm) Target 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks for The Dow(sm) Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 10 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq(R) Target 15 Portfolio Strategy.

The Nasdaq(R) Target 15 Portfolio Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Portfolio stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Portfolio.

The stocks which comprise The Nasdaq(R) Target 15 Portfolio are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Portfolio Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

The Dow (sm) Dividend and Repurchase Target 10 Portfolio Strategy.

The Dow (sm) Dividend and Repurchase Target ("DART") 10 Portfolio Strategy selects a portfolio of DJIA stocks with high dividend yields and/or high buyback ratios as a means to achieving the Trust's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback programs may indicate a company with a strong cash flow position and high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1." The Dow(sm) DART 10 Portfolio is determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 10 Portfolio is considered a Large-Cap Value Trust.


Value Line(R) Target 25 Portfolio Strategy.

The Value Line(R) Target 25 Portfolio invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target 25 Portfolio is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2: We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then screen for profitability by ranking the stocks by their return on assets.

Step 4: Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Portfolio.

The stocks which comprise the Value Line(R) Target 25 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe the Trusts are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote either of the Trusts. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) Target 25 Portfolio is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value Line are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.

Certain of the Securities in the Value Line(R) Target 25 Portfolio are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Two of the Securities in The Nasdaq(R) Target 15 Portfolio and two of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 38.60% and 35.12%, respectively, of the value of these Trusts. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Real Estate Investment Trusts. One of the Securities in The S&P Target 24 Portfolio is a Real Estate Investment Trust ("REIT"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.



Retail Industry. Because more than 25% of The Nasdaq(R) Target 15 Portfolio and the Value Line(R) Target 25 Portfolio are each invested in retail companies, these Trusts are considered to be concentrated in the retail industry. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. General risks of retail companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.



Technology Industry. The Nasdaq(R) Target 15 Portfolio is also considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.



Foreign Stocks. One of the Securities in The S&P Target 24 Portfolio is issued by a foreign company, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. This Security is directly listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards;

expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities;
inadequate financial information; and lack of liquidity of certain foreign markets.


           Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index and Nasdaq-100 Index(R) in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trusts are not designed to parallel movements in any index, and it is not expected that they will do so. In fact, each Trust's strategy or strategies underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                                            COMPARISON OF TOTAL RETURN(2)
    (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                            Hypothetical Strategy Total Returns(1)                                 Index
                                                                                               Total Returns
           _______________________________________________________________________    ______________________________
                                                The                     Value
           The Dow(sm)  The Dow(sm) The Dow(sm) Nasdaq(R)   The S&P     Line(R)        DJIA      Nasdaq-
           Target 5     Target 10   DART 10     Target 15   Target 24   Target 25                100        S&P 500
Year       Strategy     Strategy    Strategy    Strategy    Strategy    Strategy      DJIA       Index(R)   Index
_______    _______      _______     _______     _______     _______     _______       ________   ________   ________
1972       18.95%       19.77%      19.74%                                            18.38%                18.89%
1973       17.29%        1.57%      -4.61%                                           -13.20%               -14.57%
1974       -7.66%       -3.37%      -9.37%                                           -23.64%               -26.33%
1975       61.30%       52.77%      54.39%                                            44.46%                36.84%
1976       37.88%       32.20%      32.16%                                            22.80%                23.64%
1977        3.03%       -4.28%      -4.30%                                           -12.91%                -7.25%
1978       -1.16%       -2.33%      -4.30%                                             2.66%                 6.49%
1979        7.29%       10.41%      10.38%                                            10.60%                18.22%
1980       38.60%       25.04%      21.97%                                            21.90%                32.11%
1981        0.77%        4.96%      -0.41%                                            -3.61%                -4.92%
1982       40.26%       24.28%      24.58%                                            26.85%                21.14%
1983       33.38%       36.02%      37.33%                                            25.82%                22.28%
1984        8.56%        3.74%       3.72%                                             1.29%                 6.22%
1985       35.31%       26.65%      36.22%                              31.60%        33.28%                31.77%
1986       27.98%       32.64%      38.82%      18.92%      17.97%      19.73%        27.00%      6.89%     18.31%
1987        8.13%        3.12%       2.75%      11.43%       1.57%      16.53%         5.66%     10.49%      5.33%
1988       18.73%       21.77%      16.29%      -2.99%       4.40%      -9.34%        16.03%     13.54%     16.64%
1989        7.99%       24.13%      25.59%      34.26%      22.27%      45.77%        32.09%     26.17%     31.35%
1990      -17.82%      -10.04%      -1.14%      -7.71%       6.57%       3.01%        -0.73%    -10.41%     -3.30%
1991       58.60%       31.23%      40.68%     105.02%      40.00%      82.87%        24.19%     64.99%     30.40%
1992       20.13%        5.19%       5.98%      -2.55%      -1.50%      -2.55%         7.39%      8.86%      7.62%
1993       31.05%       24.23%      18.38%      25.63%       8.17%      24.94%        16.87%     11.67%      9.95%
1994        5.76%        1.77%      -2.22%       7.90%       5.06%      13.19%         5.03%      1.74%      1.34%
1995       27.60%       33.84%      35.07%      50.45%      38.95%      52.07%        36.67%     43.01%     37.22%
1996       23.37%       25.49%      31.92%      56.57%      31.20%      54.26%        28.71%     42.74%     22.82%
1997       17.26%       18.93%      22.79%      32.11%      30.10%      34.04%        24.82%     20.76%     33.21%
1998        9.78%        8.03%      17.21%     118.63%      39.61%      90.57%        18.03%     85.43%     28.57%
1999       -9.51%        2.60%      15.75%      96.43%      40.59%     111.32%        27.06%    102.08%     20.94%
2000        8.52%        3.52%       8.07%     -16.85%       3.79%     -10.81%        -4.70%    -36.82%     -9.08%
2001       -4.99%       -5.14%     -15.81%     -26.70%     -10.84%       0.09%        -5.45%    -32.62%    -11.88%


____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, The Dow(sm) Target 5 Strategy, The Dow(sm) Target 10 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, The Dow(sm) DART 10 Strategy and the Value Line(R) Target 25 Strategy achieved an average annual total return of 16.07%, 13.96%, 24.92%, 16.17%, 14.64% and 28.52%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of the DJIA, the Nasdaq-100 Index, the S&P 500 Index (from 01/01/72 through 12/31/01), the S&P 500 Index (from 01/01/85 through 12/31/01) or the S&P
500 Index (from 01/01/86 through 12/31/01), which were 12.53%, 16.90%,
12.14%, 14.92% and 13.94%, respectively.

        PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.


Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0567 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 19, 2002 through June 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.70% of the Public Offering Price.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

If you invest                             Your maximum
(in thousands)*                           sales charge
                                          will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

You may use termination proceeds from other unit investment trusts with a similar strategy as a Trust, redemption or termination proceeds from any unit investment trust we sponsor or your Rollover proceeds from a previous series of a Trust to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.20% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trusts in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trusts, and, as Sponsor, we will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under

"Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.025 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Assets of the Trusts.


The Trusts will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the forgoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.


Trust Status.


The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).


Your Tax Basis and Income or Loss upon Disposition.


If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amounts received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Because the Trusts have a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

Dividends from REIT Shares. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

Dividends Received Deduction. A corporation that owns Units of The S&P Target 24 Portfolio generally will not be entitled to the dividends received deduction with respect to certain dividends received by such Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.


Rollovers.


If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust.

However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset or a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.


Some distributions by The S&P Target 24 Portfolio may be subject to foreign Withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by such Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.170 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on

Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 39


                             First Trust(R)

            The Dow(sm) Target 5 Portfolio, March 2002 Series
           The Dow(sm) Target 10 Portfolio, March 2002 Series
          The Nasdaq(R) Target 15 Portfolio, March 2002 Series
             The S&P Target 24 Portfolio, March 2002 Series
            The Dow(sm) DART 10 Portfolio, March 2002 Series
          Value Line(R) Target 25 Portfolio, March 2002 Series

                                 FT 598

                                Sponsor:

                           Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                       ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-76418) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            February 28, 2002

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 40



                             First Trust(R)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in the Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated February 28, 2002. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents
Dow Jones & Company, Inc.                                                                                                  1
The Nasdaq Stock Market, Inc.                                                                                              2
Standard & Poor's                                                                                                          2
Value Line Publishing, Inc.                                                                                                2
Risk Factors
   Securities                                                                                                              3
   Small-Cap Companies                                                                                                     3
   Dividends                                                                                                               3
   REITs                                                                                                                   3
   Foreign Issuers                                                                                                         5
Litigation
   Tobacco Industry                                                                                                        5
Concentrations
   Retail                                                                                                                  6
   Technology                                                                                                              6
Portfolios
   Equity Securities Selected for The Dow(sm) Target 5 Portfolio, March 2002 Series                                        7
   Equity Securities Selected for The Dow(sm) Target 10 Portfolio, March 2002 Series                                       7
   Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio, March 2002 Series                                     8
   Equity Securities Selected for The S&P Target 24 Portfolio, March 2002 Series                                           9
   Equity Securities Selected for The Dow(sm) DART 10 Portfolio, March 2002 Series                                        10
   Equity Securities Selected for Value Line(R) Target 25 Portfolio, March 2002 Series                                    10

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR

INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY

REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


REITs. An investment in the The S&P Target 24 Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.



REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.



REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.



The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.



REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.



The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.



Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.


Foreign Issuers. Since one of the Securities included in The S&P Target 24 Portfolio consists of securities of a foreign issuer, an investment in this Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Retail. An investment in Units of The Nasdaq(R) Target 15 Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.



Technology. The Nasdaq(R) Target 15 Portfolio is also considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Portfolios

  Equity Securities Selected for The Dow(sm) Target 5 Portfolio, March
                               2002 Series

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

  Equity Securities Selected for The Dow(sm) Target 10 Portfolio, March
                               2002 Series

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks

"Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

 Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio, March
                               2002 Series


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.


Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.


CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



USA Networks, Inc., headquartered in New York, New York, operates a diversified media and electronic business that sells consumer goods and services, engages in television broadcasting, and provides an automated ticketing service. The company's operations include USA Network, The Sci-Fi Channel, Studios USA, USA Broadcasting, Home Shopping Network and Ticketmaster.


 Equity Securities Selected for The S&P Target 24 Portfolio, March 2002
                                 Series

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the names "Red Lobster," "The Olive Garden," "Bahama Breeze" and "Smokey Bones BBQ Sports Bar."

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Phillips Petroleum Company, headquartered in Bartlesville, Oklahoma, is a fully integrated petroleum company engaged in four primary industry segments: exploration for and production of crude oil, natural gas and liquids; gathering, processing and marketing of natural gas produced by others; refinement and transportation of petroleum products; and manufacture of petroleum-based chemical products.


Plum Creek Timber Company, Inc., headquartered in Seattle, Washington, is a self-managed real estate investment trust that owns timberland and wood products conversion plants in the northwestern, northeastern and southern regions of the United States. The company also harvests and exports timber as well as producing lumber, plywood and fiberboard.


The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, is a petroleum refiner and marketer with interests in coke-making and coal mining. The company's petroleum refining and marketing operations are conducted primarily in the eastern half of the United States.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.

Wm. Wrigley Jr. Company, headquartered in Chicago, Illinois, makes and sells chewing gum, sold in the United States and abroad under the names "Wrigley's Spearmint," "Doublemint," "Juicy Fruit," "Freedent," "Big Red," "Winterfresh," "Extra," "Arrowmint," "Cool Crunch," "Dulce 16," "Orbit," "Big Boy," "Hubba Bubba" and "Big G."


Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopedic reconstructive implants and fracture management products.



Equity Securities Selected for The Dow(sm) DART 10 Portfolio, March 2002
                                 Series

Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

  Equity Securities Selected for the Value Line(R) Target 25 Portfolio,
                            March 2002 Series


American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.



Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.


Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.


Cubic Corporation, headquartered in San Diego, California, designs, develops, and manufactures electronic products such as: military range instrumentation, communications, surveillance and avionics systems, computer simulators and automatic revenue collection equipment.



Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.



The Great Atlantic & Pacific Tea Company, Inc., headquartered in
Montvale, New Jersey, is a supermarket company which operates under the names: "A&P," "Super Fresh," "Sav-A-Center," "Farmer Jack,"
"Waldbaum's," "Super FoodMart," "Ultra Food and Drug," "Dominion," "Food Basics," "The Barn Markets" and "Food Emporium."



Hancock Fabrics, Inc., headquartered in Tupelo, Mississippi, and its subsidiaries are engaged in the retail and wholesale fabric business, selling fabric and related accessories to the home sewing and home decorating market and at wholesale to retailers.



D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.



Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.



IKON Office Solutions, Inc., headquartered in Valley Forge,
Pennsylvania, offers a broad range of business products including copier and printing systems, computer networking, outsourcing, distributed printing, imaging, network design and consulting, application development and technology training.



Kronos Incorporated, headquartered in Chelmsford, Massachusetts, develops, manufactures and markets frontline labor management systems that enhance productivity in the workplace by capturing, measuring and delivering information about the employee's times and activities.



Lands' End, Inc., headquartered in Dodgeville, Wisconsin, is a direct marketer of traditionally styled, casual clothing for men, women and children; accessories; domestics; shoes; and soft luggage.



Michaels Stores, Inc., headquartered in Irving, Texas, is a national specialty retailer providing materials, ideas and education for creative activities in home decor, art and craft projects.



Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.



The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.



Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.


Regis Corporation, headquartered in Edina, Minnesota, is an owner, operator, franchisor and acquirer of hair and retail product salons.


Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, is a manufacturer of packaging, merchandising displays and 100% recycled clay-coated and specialty paperboard.



The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.



Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.



The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                           SIGNATURES

     The Registrant, FT 598, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 598, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 28, 2002.

                              FT 598

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen              Director            )
                            of Nike Securities  )
                            Corporation, the    ) February 28, 2002
                            General Partner of  )
                            Nike Securities L.P.)

Judith M. Van Kampen        Director            )
                            of Nike Securities  ) Robert M. Porcellino
                            Corporation, the    ) Attorney-in-Fact**
                            General Partner of  )
                            Nike Securities L.P.)

Karla M. Van Kampen-Pierre  Director            )
                            of Nike Securities  )
                            Corporation, the    )
                            General Partner of  )
                            Nike Securities L.P.)

David G. Wisen              Director            )
                            of Nike Securities  )
                            Corporation, the    )
                            General Partner of  )
                            Nike Securities L.P.)


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-76418 of FT 598 of our report dated February 28, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
February 28, 2002


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 598 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7